FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER


    Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                           For the month of April 2003


                                ACS - TECH80 LTD.
                  (Translation of registrant's name in English)


      HA'MADA AVENUE, RAMAT GABRIEL INDUSTRIAL PARK, MIGDAL HA'EMEK, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Attached as Exhibit 1 to this Report on Form 6-K is the Proxy Statement of ACS - Tech80 Ltd. (the "Registrant") in connection with the solicitation of proxies by the Registrant's board of directors, to be voted at the Annual Meeting of Shareholders of the Registrant scheduled to be held at its registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on December 27, 2005, at 17:00 p.m., local time, and at any adjournment thereof.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 ACS - Tech80 Ltd.
                                                 (Registrant)

                                                 By: /S/ Ze'ev Kirshenboim
                                                 -------------------------
                                                 Ze'ev Kirshenboim
                                                 President and CEO
                                                 November 21, 2005

                               ACS-TECH80 LIMITED

                   NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS

                         SCHEDULED FOR DECEMBER 27, 2005

To the Shareholders:

          The Annual Meeting of Shareholders of ACS-Tech80 Limited, an Israeli company (the "COMPANY"), will be held at the Company's registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on December 27, 2005, at 17:00 p.m., local time, for the following purposes:

     (1) To re-elect three of the current directors of the Company, each of whom is to hold office until the next Annual Meeting of Shareholders or until the due election and qualification of his/her successor; and to fix the remuneration of the members of the Company's board of directors that are not employed by the Company, except for the Company's Chairman of the Board.

     (2) To elect an External Director as required under the Israeli Companies Law, 1999, to replace Mr. Zeev Ritman, since his term as External Director will expire in June 2006.

     (3) To discuss the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004.

     (4) To appoint Kost Forer Gabbay & Kasierer (Members of Ernst & Young Global) as the Company's independent auditors until the next annual meeting of the Company's shareholders or until otherwise duly replaced and to authorize the Board to fix their remuneration.

     (5) To approve the grant of up to 60,000 stock options to Mr. Ze'ev Kirshenboim, a director of the Company, its CEO, holder of approximately 24.5% of its outstanding share capital, and up to 5,000 stock options to Ms. Ilana Kirshenboim, VP Human Resources and Secretary of the Company. Ms. Kirshenboim is Mr. Kirshenboim's spouse. Mr. Kirshenboim is the beneficial holder (assuming the exercise of any option granted to him and to his spouse, including options granted which are subject to shareholders' approval, whether or not exercisable within 60 days) of approximately 29.9% of the Company's outstanding share capital.

     (6) To approve the grant of 5,000 stock options to Jacob Engel, the Chairman of the Board of Directors of the Company, holder of approximately 19.4% of its outstanding share capital and a beneficial holder (assuming the exercise of any option granted and including options granted which are subject to shareholders' approval, whether or not exercisable within 60 days) of approximately 19.8% of the Company's outstanding share capital.

     (7) To approve the renewal and extension of the existing Directors and Officers Liability Insurance policy, insuring the Company's directors and officers against liability resulting from their position with the Company.

     (8) To approve an amendment to the provisions of the Company's Articles of Association which relate to indemnification and insurance of directors and officers, in accordance with recent changes in the Israeli Companies Law.

     (9) To approve a revised indemnification undertaking towards the Company's directors and officers.

     (10) To transact such other business as may properly come before the meeting or any adjournment thereof.


          Only shareholders of record at the close of business on November 23, 2005 will be entitled to receive notice of, and to vote at, the meeting or any adjournments thereof.

          If you cannot personally attend the meeting, you are requested to promptly fill in, sign and return the proxy submitted to you herewith.



                                           By order of the Board of Directors,



                                           Ze'ev Kirshenboim

                                           President and Chief Executive Officer



Dated:

November 20, 2005

                               ACS-TECH80 LIMITED

                                 PROXY STATEMENT

     This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors of ACS Tech80 Limited, an Israeli company (together with its subsidiaries, the "COMPANY"), to be voted at the Annual Meeting of Shareholders (the "MEETING") scheduled to be held at the Company's registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on December 27, 2005, at 17:00 p.m., local time, and any adjournment thereof.

     Only shareholders of record as of the close of business on November 23, 2005 are entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. On that date, the Company had outstanding 3,106,687 ordinary shares, par value NIS .01 per share (the "ORDINARY SHARES"), of which 24,802 shares were held by the Company and therefore, under the Israeli Companies Law, are not entitled to vote at the Company's shareholders meeting. The presence in person or by proxy of two shareholders, together holding more than one third of the voting power of the issued share capital of the Company conferring a right to vote, and entitled to vote, shall constitute a quorum for the transaction of business at the Meeting. Each share is entitled to one vote.

     Each form of proxy which is properly executed and returned to the Company will be voted in accordance with the directions specified thereon, or, if no directions are specified, will be voted in favor of the resolution brought before the Meeting, as specified herein. Any shareholder giving a proxy may revoke it at any time before it is exercised. Such revocation may be effected by voting in person or by proxy at the Meeting, by returning to the Company prior to the Meeting a proxy bearing a later date, or by otherwise notifying the Secretary of the Company in writing prior to the Meeting.

     The address of the Company's executive offices is Hamada Ave., Ramat Gabriel, P.O.B. 5668, Migdal Ha'Emek, Israel 10500 and its telephone number is 011-972-4-6546-440.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership, as of November 16, 2005, of Ordinary Shares of each of the Company's shareholders known to beneficially own more than 5% of the outstanding Ordinary Shares, and by all executive officers and directors of the Company as a group:

                                                SHARES                        OPTIONS TO PURCHASE       PERCENTAGE
          NAME AND ADDRESS              OWNED AS OF NOVEMBER    PERCENTAGE          ORDINARY          OUTSTANDING ON A
         OF BENEFICIAL OWNER                   16, 2005        OUTSTANDING         SHARES (1)      FULLY DILUTED BASIS(5)
         -------------------                   --------        -----------         ----------      ----------------------
Ze'ev Kirshenboim                               759,503          24.45%            240,220(2)              29.07%
Jacob Engel                                     602,246          19.39%             15,000(3)              17.95%
All directors and executive officers
of the Company as a group                     1,362,999          43.87%            332,660(4)              49.30%
Total persons or entities owning
more than 5% of the outstanding
ordinary shares                               1,361,749          43.83%            255,220                 47.01%

----------

     1) Including all options to purchase ordinary shares, whether or not exercisable within 60 days.

     2) Including stock options granted to Mr. Kirshenboim and his spouse, which are subject to the approval of the shareholders meeting.

     3) Including stock options granted to Mr. Engel, which are subject to the approval of the shareholders meeting.

     4) Including stock options granted which are subject to the approval of the shareholders meeting.

     5) Not including additional options granted to employees of the Company that are not officers or directors of the Company.

                                     ITEM 1

          RE-ELECTION OF DIRECTORS AND THE FIXING OF THEIR REMUNERATION

     The Board of Directors recommends re-electing the three nominees for director listed below. The directors to be elected are to hold office until the next Annual Meeting of Shareholders or until their respective successors are elected and shall have qualified. If for any reason any of said nominees will become unavailable for election, proxies will be voted for a substitute nominee designated by the Board of Directors. However, the Board has no reason to believe that this will occur. In addition to these three directors, the Company's board of directors includes two External Directors that are appointed pursuant to the Israeli Companies Law for a period of several years (one of whom shall be appointed pursuant to Item 2 below).

     Directors of the Company shall be elected by the majority of the votes cast at the Annual Meeting.

     The Company proposes that directors employed by the Company shall receive no remuneration for serving on the Board. External Directors under the Israeli Companies Law and directors not employed by the Company shall receive the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Companies Regulations (Rules Regarding the Compensation of External Directors), 2000.

ALTERNATE DIRECTORS

     The Company's Amended and Restated Articles of Association provide that any director may appoint, by written notice to the Company, any individual to serve as an alternate director, subject to the approval of the Board of Directors. The Israeli Companies Law, 1999 (the "Companies Law") forbids a director or an alternate director to act as an alternate for another director. Any alternate director will have all of the rights and obligations of the director appointing him or her (subject to the provisions of the letter appointing him or her), except the power to appoint an alternate director and the right to receive remuneration as a director. Pursuant to the Companies Law, the appointment of an alternate director does not terminate the liability of the director whom he replaces, which shall continue to apply, taking into account the circumstances of the case. An alternate director may not act at a meeting at which the director appointing him or her is present. Unless otherwise authorized by a special resolution of the Company's shareholders, the alternate director's term will not be for an indefinite time, but will expire when the appointing director ceases to be a director, when the appointing director terminates the appointment of the alternate director, or when an event occurs which results in the termination of the alternate director's appointment by reason of disqualification pursuant to the Amended and Restated Articles of Association of the Company.

INDEPENDENT DIRECTORS; EXTERNAL DIRECTORS

     INDEPENDENT DIRECTORS. Pursuant to the current listing requirements of the NASDAQ SmallCap(R) Market applicable to foreign private issuers, the Company is required to appoint a minimum of three independent directors meeting the applicable qualification requirements set by NASDAQ, who are to serve on the Company's audit committee.. Under rules adopted by NASDAQ applicable to foreign private issuers as of July 31, 2005, the majority of the members of the board of directors of listed companies will need to be independent. An "independent director" for these purposes means a person other than an officer or employee of a company or its subsidiaries or any other individual having a relationship, which, in the opinion of the Company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

     The following persons are not considered independent under the rules to be applicable to us commencing July 31, 2005:

     o a director who is or was employed by the company or by any parent or subsidiary of the company within the last three years;

     o a director who accepted or has family member (by blood, marriage or adoption or has the same residence) who accepted any payments from the company or any parent or subsidiary of the company in excess of $60,000 during the current fiscal year or any of the past three fiscal years, other than (i) compensation for board or board committee service, (ii) payments arising solely from investments in the company's securities, (iii) compensation paid to a family member who is a non-executive employees of the company or a parent or subsidiary of the company, (iv) benefits under a qualified plan or non-discretionary compensation and (v) certain loans;

     o a director who is a family member of an individual who is, or within the past three years was, employed by the company or by any parent or subsidiary of the company as an executive officer;

     o a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than (i) payments arising solely from investments in the company's securities or (ii) payments under non-discretionary charitable contribution matching programs;

     o a director of the listed company who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the listed company serve on the compensation committee of such other entity; or

     o a director who is, or has a family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years.

     This independence requirement does not apply to a company of which more than 50% of the voting power is held by an individual, a group or another company.

     All Independent Directors must be financially literate and at least one them must have accounting or related financial management expertise. The responsibilities of the audit committee include, but are not limited to, reviewing the scope and results of the audits conducted by our auditors. Failure to comply with these requirements may result in the delisting of the Company's Ordinary Shares from the NASDAQ SmallCap(R) Market. Messrs. Ze'ev Ritman, Eli Dayan and Ms. Alexandra Pluber currently serve as Independent Directors of the Company. The Company proposes to replace Mr. Ritman, whose statutory term as an External Director will expire in June 2006, with Mr. Abraham Yoskovitz - See
Item 2 below.

     EXTERNAL DIRECTORS. Under the Israeli Companies Law, companies incorporated in Israel whose shares have been offered to the public in or outside Israel are required to appoint at least two external directors (the "External Directors"). The Companies Law details certain standards for the independence of the External Directors. A person may not be appointed as an External Director if such person or its relative, partner, employer or any entity under such person's control, has, as of the date of the person's appointment, any affiliation with the Company, any entity controlling the Company, or any entity controlled by the Company or by its controlling entity. The term "affiliation" includes:

     o    an employment relationship;

     o    business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder.

     No person can serve as an External Director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from such person, directly or indirectly.

     External Directors are appointed by a majority vote of the shareholders' meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or

     o the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.

     Under the Companies Law, an External Director is appointed for an initial term of three consecutive years, and may be re-appointed for one additional three-year term. Each committee of a company's board of directors must include at least one External Director. Ms. Pluber and Mr.Ritman are currently the Company's External Directors. Regulations promulgated under the Companies Law set the minimum and maximum compensation, which may be paid to External Directors. An External Director is otherwise prohibited from receiving any other compensation in connection with his services as a director. Ms. Pluber serves as an external director since December 2004, until December 2007. Mr. Ritman's term as an External Director was renewed for a second term ending in June 2006. The Company proposes to replace Mr. Ritman, effective as of June 2006, with Mr. Abraham Yoskovitz - See Item 2 below.

     According to the Companies Law, a company is required to appoint an audit committee (the "Audit Committee"), comprised of at least three directors, including all of the External Directors, but excluding (i) the Chairman of the Board, (ii) any director who is employed by the Company or provides services to the Company on a regular basis, or (iii) a controlling shareholder or its relative. The audit Committee's role is to monitor deficiencies in the management of the company's business practices, in consultation with the internal controller or with the auditors, and to recommend to the Board of Directors appropriate courses of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

     Under the Companies Law, a company's board of directors is also required to appoint an internal controller proposed by the Audit Committee. The role of the internal controller is to examine whether the company's actions comply with the law, and are carried out with integrity and in an orderly business manner. The internal controller may be an employee of the company, but may not be a holder of more than 5% of its shares, its general manager, a member of its board of directors, an officer, or a relative of any of the foregoing. In addition, the internal controller may not be the company's independent accountant or its representative. The Company's internal controller is Mr. Michael Harel.

     The rules of NASDAQ currently applicable to foreign private issuers such as us require the Company to establish an audit committee of at least three members, comprised solely of independent directors. All of the members of the audit committee must be able to read and understand basic financial statements, and at least one member must have experience in finance or accounting, requisite professional certification in accounting or comparable experience or background. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

     Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") issued new rules that, among other things, required NASDAQ to impose independence requirements on each member of the audit committee. NASDAQ has adopted rules that comply with the SEC's requirements and which are applicable to foreign private issuers on July 31, 2005.

     The adopted requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or a subsidiary of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     The SEC has defined "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. The term "control" is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

     Under the NASDAQ rules to be applicable to foreign private issuers commencing July 31, 2005, members of the audit committee will also need to comply with the independence standards described under "Independent Directors; External Directors - Independent Directors" above.

     The Company's audit committee satisfies both the current Israeli law and the NASDAQ requirements. The current members of the audit committee are Eli Dayan, Alexandra Pluber and Ze'ev Ritman. Based on the information provided by these individuals they are in compliance with NASDAQ's independence requirements. The Company proposes to appoint Mr. Abraham Yoskovitz to replace Mr. Ritman as member of the Audit Committee in June 2006 (See ITEM 2 below). Mr. Yoskovitz also satisfies NASDAQ's independence requirements

INFORMATION CONCERNING NOMINEES

     The name and age of each nominee and the year he became a director of the Company is as follows:

                                                            FIRST BECAME A
           NAME                                   AGE          DIRECTOR
           ----                                   ---          --------
Ze'ev Kirshenboim                                  52            1987
Jacob Engel                                        56            1987
Eli Dayan                                          65            2003

     ZE'EV KIRSHENBOIM, one of the founders of the Company, has been serving as President, Chief Executive Officer, and Chief Financial Officer of the Company. From 1984 until 1987, Mr. Kirshenboim served as a project leader for K&S, a subsidiary of Kulicke & Soffa Ind. in Horsham, Pennsylvania in charge of developing electronic hardware for semiconductor manufacturing equipment. From 1982 through 1984, Mr. Kirshenboim served as a design engineer for the Israel Authority for Armament Development, developing servo systems for missiles. From 1979 through 1981, Mr. Kirshenboim served as a design engineer for Kulicke & Soffa Ind., in Horsham, Pennsylvania, developing high speed servo systems for high speed wire bonders.

     JACOB ENGEL, one of the founders of the Company, has served as a Director of the Company since 1987 and is currently the Company's Chairman of the Board. Since 1992, Mr. Engel has served as Chief Executive Officer and controlling shareholder of the companies in the Engel Construction Group, a group of publicly traded real estate development companies, as well as of the affiliates thereof.

     ELI DAYAN, CPA (Israel) has served as a Director since April 2003. Mr. Dayan is the owner of an accounting firm located in Haifa, Israel, which he established in 1973. From December 1998 till December 2004, Mr. Dayan was a member of the board of directors of Engel Trade Centers Ltd., a public company under the control of Mr. Jacob Engel, the chairman of the Company's board of directors. Since 2000 Mr. Dayan has been a member of the Center for Arbitration and Mediation of the Institute of Certified Public Accountants in Israel (ICPAI).

EXECUTIVE COMPENSATION

     The aggregate accrued compensation of all nine persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2004 was approximately U.S. $985 thousand.

     The Company proposes that directors employed by the Company shall receive no remuneration for serving on the Board. External Directors under the Israeli Companies Law and directors not employed by the Company shall receive the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Companies Regulations (Rules Regarding the Compensation of External Directors), 2000.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 1 TO ELECT THE DIRECTOR NOMINEES AND TO FIX THEIR REMUNERATION AS ABOVE SAID.

                                     ITEM 2

                        APPOINTMENT OF EXTERNAL DIRECTOR

     Mr. Ze'ev Ritman has been serving as an External Director of the Company since June 2000. Mr. Ritman's term will expire in June 2006, after serving the maximum two terms allowed by the Companies Law, and the Company now proposes to appoint Mr. Abraham Yoskovitz as an External Director, for a three year period, commencing June 12, 2006.

     Mr.Yoskovitz currently serves as Customer Logistics Support Manager for Rafael Armament Development Authority Ltd., after having held several management positions in Rafael. He holds a B.Sc. degree in Mechanical Engineering from the Technion - Israel Institute of Technology.

     As an External Director, Mr.Yoskovitz shall be entitled to the compensation described in Item 1 above, which is the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Companies Regulations (Rules Regarding the Compensation of External Directors), 2000.

     The appointment of Mr.Yoskovitz requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or

     o the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 2 TO ELECT MR. ABRAHAM YOSKOVITZ AND TO FIX HIS REMUNERATION AS ABOVE SAID.

                                     ITEM 3

          DISCUSSION OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEAR 2004

           At the Meeting, the Company's management will report on the
                            2004 financial results.

                                     ITEM 4

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Kost Forer Gabbay & Kasierer, certified public accountants (Israel) (members of Ernst and Young Global) have been selected by management to audit the Company's financial statements until the next Annual Meeting of shareholders or until otherwise duly replaced. Kost Forer Gabbay & Kasierer have been the Company's independent auditors since January 2003. A representative of said firm is expected to be present or available by telephone at the Meeting with an opportunity to make a statement to the shareholders, and will respond to appropriate questions. The compensation of Kost Forer Gabbay & Kasierer is proposed to be determined by the Company's board of directors based on the scope of services provided by such auditors.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 4 TO APPOINT KOST, FORER GABBAY & KASIERER AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS AND TO EMPOWER THE BOARD TO SET THEIR COMPENSATION.

                                     ITEM 5

                        APPROVAL OF COMPANY STOCK OPTIONS
                        GRANTED TO MR. ZE'EV KIRSHENBOIM

     On November 16, 2005, the Company's Board of Directors resolved to grant Mr. Ze'ev Kirshenboim, a director of the Company, its CEO and a holder of 24.5% of its outstanding share capital, up to 60,000 stock options of the Company. The Company's Board of Directors also resolved to grant Mrs. Ilana Kirshenboim, VP Human Resources and Company's Secretary and Mr. Kirshenboim's spouse, up to 5,000 stock options. Mr. and Mrs. Kirshenboim are deemed the joint beneficial holders (assuming the exercise of any option granted to them, including options granted which are subject to shareholders' approval, whether or not exercisable within 60 days) of approximately 29.9% of its outstanding share capital.

     The grant of such options is subject to the approval of the shareholders meeting. In the event that the grant of any or all of such stock options is not approved by the shareholders meeting, such stock options will be cancelled. The Company's Board of Directors proposes that the shareholders approve the grant of such stock options. The grant of such options to Mr. and Mrs. Kirshenboim is due to the business results of the Company as of January 1, 2005 and Mr. Kirshenboim's activities as of January 1, 2005 regarding repositioning of the company, aiming at growth and improvements in the financial results in the coming years.

     Set forth below are the details of the stock options granted to Mr. and Mrs. Kirshenboim which the shareholders are requested to approve:


                         NO. OF
      OPTIONEE           OPTIONS     EXERCISE PRICE     DATE OF GRANT     VESTING DATE        EXPIRATION DATE
      --------           -------     --------------     -------------     ------------        ---------------
Ze'ev Kirshenboim        60,000           (*)           Dec 27, 2005      Dec 27, 2005         Dec 26, 2015
Ilana Kirshenboim         5,000           (*)           Dec 27, 2005      Dec 27, 2005         Dec 26, 2015

(*) Exercise price will be equal to the closing price of the Company's Ordinary Shares on NASDAQ on the day the Company's Shareholders approve the grant of this Option

Because Mr. Kirshenboim is deemed a controlling shareholder of the Company, the grant of stock options granted to him is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the grant of the stock options listed above to Mr. and Mrs. Kirshenboim on November 16, 2005.

     The approval of the stock options granted to Mr. and Mrs. Kirshenboim by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 5 AND APPROVE THE OPTIONS GRANTED TO MR. AND MRS. KIRSHENBOIM.

                                     ITEM 6

                        APPROVAL OF COMPANY STOCK OPTIONS
                           GRANTED TO MR. JACOB ENGEL

     On November 16, 2005, the Company's Board of Directors resolved to grant Mr. Jacob Engel, the Company's chairman of the board and holder of approximately 19.4% of its outstanding share capital and a beneficial holder (assuming the exercise of any option granted and including options granted which are subject to shareholders' approval, whether or not exercisable within 60 days) of approximately 19.8% of its outstanding share capital, 5,000 stock options of the Company. The grant of such options is subject to the approval of the shareholders meeting. In the event that the grant of any or all of such stock options is not approved by the shareholders meeting, such stock options will be cancelled. The Company's Board of Directors proposes that the shareholders approve the grant of such stock options.

     Set forth below are the details of the stock options granted to Mr. Engel which the shareholders are requested to approve:

                         NO. OF
      OPTIONEE           OPTIONS     EXERCISE PRICE     DATE OF GRANT     VESTING DATE       EXPIRATION DATE
      --------           -------     --------------     -------------     ------------       ---------------
Jacob Engel               5,000          (*)             Dec 27, 2005      Dec 27, 2005        Dec 26, 2015

     (*) Exercise price will be equal to the closing price of the Company's Ordinary Shares on NASDAQ on the day the Company's Shareholders approve the grant of this Option.

     Because Mr. Engel may be deemed a controlling shareholder of the Company, the grant of stock options granted to him is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the grant of the stock options listed above to Mr. Engel on November 16, 2005.

     The approval of the stock options granted to Mr. Engel by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.

          THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR
              ITEM 6 AND APPROVE THE OPTIONS GRANTED TO MR. ENGEL.

                                     ITEM 7

           RENEWAL AND EXTENSION OF DIRECTOR'S AND EXECUTIVE OFFICER'S
                               LIAILITY ISURANCE

     The Companies Law provides that an Israeli company may insure, subject to certain exclusions, the liability of an officer or director (hereinafter jointly referred to as "OFFICER").

     The Company's Articles of Association provide for insurance of its Officers (including directors) to the fullest extent provided in the Israeli Companies Ordinance, 1983. The Companies Law (which replaced the Companies Ordinance in February 2000) provides that a company may not enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

(i) a breach of fiduciary duties, unless the Officer acted in good faith and had reasonable basis to believe that the act would not prejudice the company;

(ii) a breach of duties of care if such breach was committed intentionally or recklessly;

(iii) an act or omission with the intent to unlawfully derive a personal benefit; or

(iv) a fine levied as a result of a criminal offense.

     In order to continue to allow the Company it to obtain suitable and experienced directors and executive officers, the Company's audit committee and board of directors resolved, on November 16, 2005, to renew and extend its existing Directors and Officers Liability Insurance Policy, covering its directors' and officers' liability in the total amount of up to $3 million per insured event and up to $3 million per year, at a cost of up to $50,000 per year.

     The Company proposes to allow it to renew and/or extend from time to time such insurance policy, within the coverage and cost parameters detailed above, up to a period of five years from the date of the General Meeting, without requiring additional shareholders approval.

     The approval of the purchase of the Directors' and Officers' Liability Insurance Policy for all of the Company's directors and Officers requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 7 AND APPROVE THE RENEWAL AND EXTENSION OF THE EXISTING DIRECTOR'S AND OFFICERS' LIABILITY INSURANCE POLICY AND AUTHORIZE THE RENEWAL AND EXTENSION THEREOF FROM TIME TO TIME.

                                     ITEM 8

               AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

     In light of the recent changes to the Israeli Companies Law with respect to the exemption, insurance and indemnification of directors and officers, the Company proposes to update its Articles of Association in accordance with such changes.

     Therefore, the Company proposes to replace Articles 118 - 120 with the following Articles:

     118. EXEMPTION FROM DUTY OF CARE

          Subject to the provisions of the Companies Law, 1999 (the "COMPANIES LAW") including the receipt of all approvals as required therein or under any applicable law, the Board of Directors may resolve in advance to exempt an "Office Holder" (as such term is defined in the Companies Law; such term to include, among others, all directors of the Company) from all or part of such Officer Holder's responsibility or liability for damages caused to the Company due to any breach of such Office Holder's duty of care towards the Company.

     119. INSURANCE

          Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Office Holder for any liability that may be imposed on such Office Holder in connection with an act performed by such Officer Holder in such Office Holder's capacity as an Officer Holder of the Company, with respect to each of the following:

          (i) violation of the duty of care of the Office Holder towards the Company or towards another person;

          (ii) breach of the fiduciary duty towards the Company, provided that the Office Holder acted in good faith and with reasonable grounds to assume that the action in question was in the best interests of the Company; and

          (iii) a financial obligation imposed on the Office Holder for the benefit of another person.

          The Company may procure insurance for any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of these Articles and the Companies Law.

          The scope of insurance permitted under these Articles of Association shall be expanded or limited in accordance with the maximum scope permitted from time to by the Companies Law.

     120. INDEMNIFICATION

          120.1 Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may indemnify any Office Holder to the fullest extent permitted by the Companies Law, which extent may change from time to time in accordance with the changes in the Companies Law in this respect.

          120.2 Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may resolve retroactively to indemnify an Office Holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such Officer Holder in such Officer Holder's capacity as an Officer Holder of the Company:

               (i) a monetary liability imposed on an Office Holder pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a compromise or in an arbitration decision that was approved by a court of law;

               (ii) reasonable legal expenses, including attorney's fees, incurred by an Office Holder as a result of an inquiry or a proceeding conducted against the Office Holder by an agency authorized to conduct such inquiry or proceeding, which has ended without an indictment against the Office Holder and without the imposition of a monetary obligation in lieu of a criminal proceeding, or which has ended without an indictment against the Office Holder but with the imposition of a monetary obligation in lieu of a criminal proceeding in an offence which does not require proof of criminal intent;

               For the purposes hereof - termination of a proceeding without indictment in a matter with respect to which a criminal investigation has commenced and "monetary obligation in lieu of criminal proceeding"
          - have the meanings set forth in Section 260 of the Companies Law;

               (iii) reasonable legal expenses, including attorney's fees, which the Office Holder incurred or with which the Officer Holder was charged by a court of law, in a proceeding brought against the Officer Holder, by the Company or by another on behalf of the Company, or in a criminal prosecution in which the Officer Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

          120.3 Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may undertake in advance to indemnify all or any Officer Holder for those liabilities and expenses described in Sub-Article 120.2 (i), provided that (i) in the opinion of the Board of Directors such liabilities and expenses can be foreseen at the time the undertaking to indemnify is provided, (ii) the Board of Directors shall set a reasonable limit to the amounts, or reasonable criteria for determining the amounts for, such indemnification under the circumstances, and (iii) the undertaking to indemnify shall include details of the occurences which in the opinion of the Board of Directors are foreseen in light of the Company's actual activity at the time the undertaking to indemnify was given, as well as the amount or criteria for detemining the amount which the Borad of Directors determined are resonable given the circumstances.

          120.4 Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may undertake in advance to indemnify all or any Officer Holder for those liabilities and expenses described in Sub-Article 120.2 (ii) or
     (iii).

     120A. EXCEPTIONS TO EXEMPTION, INSURANCE AND INDEMNIFICATION

          ARTICLES 118, 119 and 120 shall not apply under any of the following circumstances:

          (i) a breach of an Office Holder's fiduciary duty, in which the Officer Holder did not act in good faith and with reasonable grounds to assume that the action in question was in the best interest of the Company;

          (ii) a grossly negligent or intentional violation of an Office Holder's duty of care;

          (iii) an intentional action by an Office Holder in which such Officer Holder intended to reap a personal gain illegally; and

          (iv) a fine or ransom levied on an Office Holder.

     The approval of the proposed amendment to the Company's Articles of Association requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 8 AND APPROVE THE AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

                                     ITEM 9

               INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Articles of Association provide for indemnification of its Officers (including directors) to the fullest extent provided in the Israeli Companies Ordinance, 1983. In addition, the Company intends to renew the existing directors' and officers' liability insurance policy (see Item 7 above). The limitation on indemnification set forth in the Companies Law (which replaced the Companies Ordinance in February 2000) are as detailed in ITEM 8 above.

     The Company's current Articles of Association allow the Company to undertake to indemnify its directors and Officers to the fullest extent permitted by law.

     The Company's former practice was to enter into indemnification agreements with its Officers. Of the Company's current Officers, it has agreements only with Messrs. Ze'ev Kirshenboim and Jacob Engel. The Company's shareholders meeting dated May 30, 2003 resolved to indemnify its Officers, as well as the Officers of its subsidiaries, to the fullest extent permitted by applicable law up to maximum amount of $500,000 for all directors as a group, with respect to:

     (i) a monetary obligation imposed on the Officer in favor of any person pursuant to a court judgment, a compromise judgment or an arbitration decision approved by a court, by reason of an act or omission by him on his capacity as an Officer;

     (ii) reasonable expenses, including legal expenses, attorney's fees and traveling expenses, actually incurred by the Officer or imposed on the Officer by court, in an action, suit or proceeding brought against him by or on behalf of the Company or by others, or in connection with a criminal action from which he was acquitted, in each case by reason of an act or omission of the Officer in his capacity as an Officer of the Company.

     The Company's Audit Committee and Board of Directors resolved on November 29, 2004, as was approved by the Company's shareholders meeting dated December 26, 2004, to expand the scope of the indemnification undertaking towards its directors and officers so that it shall apply to any expense or obligation levied on the Officer in connection with an act or omission of the Officer or of the Company occurring prior to the date of the approval by the shareholders meeting, including, without limitation, the Company's representations in its prospectuses, the Company's filings with the SEC and NASDAQ, the information included in the Company's financial statements, and the representations and undertakings relating to the merger transaction with Technology 80, Inc. In addition, the Company's board of directors was authorized to add from time to time add occurrences with respect to which this indemnification shall apply. The maximum scope of the indemnification was increased by the resolution of the Company's shareholders meeting dated December 26, 2004, so that the maximum indemnification amount for each Officer shall be US$ 500,000 for a single claim or occurrence and for all Officers as a group shall be $3 million for a single claim or occurrence, in addition to reimbursements of expenses approved by the Company's audit committee. The Company's board of directors was authorized to increase the amount of indemnification if it deems such increase appropriate under special circumstances.

     Further to the aforesaid resolutions regarding indemnification of directors and Officers, the Company proposes to undertake to indemnify all of its directors and Officers to the fullest extent allowed under applicable law, and the fullest extent allowed under the Company's amended Articles of Association (provided they are amended pursuant to ITEM 8 above).

     In addition to the events for which advance indemnification was given, as set forth above, The Company's Board of Directors wishes to add the following events, with respect to which it is undertaking to indemnify the directors and Officers for all expenses and costs they incur as a result thereof or in connection therewith: The Board believes that the scope of indemnification undertaking is reasonable with respect to all events for which the advance indemnification is provided, due to the fact although the Board is not aware of any breach or misrepresentation on its behalf, potential litigation may be foreseen in connection with such events, and further believes that the scope of indemnification is reasonable in light of the large financial scope of said events.

     The Company believes that the scope of indemnification undertaking is reasonable with respect to all events for which the advance indemnification is provided, due to the fact although the Company is not aware of any breach or misrepresentation on its behalf, potential litigation may be foreseen in connection with such events, and further believes that the scope of indemnification is reasonable in light of the large financial scope of said events.

     The above resolution of the Audit Committee and the Board of Directors to expand the scope of the Company's indemnification undertaking is subject to the approval of the shareholders meeting.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The approval of the indemnification of all of the directors and officers of the Company requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 9 AND APPROVE THE BOARD'S RESOLUTION REGARDING THE INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY.

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     As of November 16, 2005 there were 3,106,687 Ordinary Shares of the Company outstanding (24,802 of which are owned by the Company and therefore, under the Israeli Companies Law, confer no voting rights while owned by the Company). The following table sets forth information with respect to the beneficial ownership of Ordinary Shares and options to purchase Ordinary Shares of each executive officer, each director and each shareholder of the Company known to beneficially own more than 5% of the outstanding Ordinary Shares, and all directors and executive officers as a group.

                                        SHARES BENEFICIALLY
          NAME AND ADDRESS                 OWNED(1) AS OF       PERCENTAGE      OPTIONS TO PURCHASE       PERCENTAGE ON A
         OF BENEFICIAL OWNER             NOVEMBER 16, 2005      OUTSTANDING     ORDINARY SHARES (2)   FULLY DILUTED BASIS(7)
         -------------------             -----------------      -----------     -------------------   ----------------------
Ze'ev Kirshenboim (6)                         999,723(3)          29.87%             240,220(4)              29.07%
Jacob Engel (6)                               617,246             19.77%              15,000(5)              17.95%
All directors and executive officers
of the Company as a group                   1,657,659             48.89%             332,660                 49.30%

----------

     1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

     2) Including options to purchase ordinary shares, whether or not exercisable within 60 days, and including options subject to the approval of the Shareholders meeting.

     3)   Including Ordinary Shares held by Mr. Kirshenboim's spouse.

     4) Including stock options granted to Mr. Kirshenboim and his spouse, which are subject to the approval of the shareholders meeting.

     5) Including stock options granted to Mr. Engel, which are subject to the approval of the shareholders meeting.

     6)   His address is c/o the Company, P.O.B. 5668, Migdal Ha'Emek, Israel
          10500.

     7) Not including additional options granted to employees of the Company that are not officers or directors of the Company.

                                  ANNUAL REPORT

     On written request, the Company will provide without charge to each record or beneficial holder of the Ordinary Shares as of a copy of the Company's Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission. Requests should be addressed to Ze'ev Kirshenboim, Chief Executive Officer, ACS-tech80 Limited, P.O.B. 5668, Migdal Ha'Emek, Israel 10500.

                               PROXY SOLICITATION

     The cost of soliciting proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited, personally or by telephone or telegraph, by officers, directors, and regular employees of the Company, who will not be specially compensated for this purpose. The Company will also request record holders of Ordinary Shares who are securities brokers, custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of such stock, and will reimburse such brokers, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding soliciting material.

                                  OTHER MATTERS

     The Company is unaware of any matters, other than those mentioned above, which will be brought before the Meeting for action. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote such proxy in accordance with their judgment on such matters.

     IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY NO MATTER HOW SMALL OR LARGE YOUR HOLDING MAY BE. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED TO EXECUTE AND RETURN THE ENCLOSED FORM OF PROXY.





                                           Ze'ev Kirshenboim

                                           President and Chief Executive Officer

                               ACS-TECH80 LIMITED
                                      PROXY

     I/WE, being a member and holder of ______ Ordinary Shares of ACS-TECH80 LIMITED, hereby appoint Ms. Ilana Kirshenboim, the Corporate Secretary of the Company as my/our proxy (hereinafter, the "Proxy") to vote for me/us and on my/our behalf at the ordinary Annual General Meeting of the Company, to be held on the 27th day of December, 2005 and at every adjournment thereof.

     I/WE, instruct the Proxy to vote on my/our behalf as follows:

     1. To re-elect Messrs. Ze'ev Kirshenboim, Jacob Engel and Eli Dayan as directors of the Company until the next annual shareholders meeting or until the due election and qualification of his/her successor.

          (To withhold authority for any director cross their name from the list above)

          [_] For All           [_] Withheld

     2. To elect Mr. Abraham Yoskovitz as an External Director as required under the Israeli Companies Law, 1999, effective as of June 12, 2006 replacing Mr. Ze'ev Ritman, whose term as External Director will expire on June 11, 2006. Mr. Yoskovitz will receive the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Company's Regulations (Rule regarding compensation of External Directors), 2000.

          [_] For               [_] Against         [_] Abstain

          Are you a controlling shareholder of the Company or affiliated with a controlling shareholder? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO BE a controlling shareholder or affiliated therewith).

          [_] Yes               [_] No

     3. Have you any comment or remark regarding the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004;

          (If the answer is affirmative, include any comment or remark and attach them on a separate page to this proxy card)

          [_] Yes               [_] No

     4. To appoint Kost Forer Gabbay & Kasierer (Members of Ernst & Young Global) as the Company's Independent Auditors until the next annual meeting of the Company's shareholders or until otherwise duly replaced, and to authorize the board of directors to fix their remuneration.

          [_] For               [_] Against         [_] Abstain

     5. To approve the grant of up to 60,000 stock options to Mr. Ze'ev Kirshenboim, a director of the Company, its CEO, holder of approximately 29.9% of its outstanding share capital, assuming the exercise of any option granted to him and to his spouse, including options granted which are subject to shareholders' approval, whether or not exercisable within 60 days, and to grant up to 5,000 stock options to Ms. Ilana Kirshenboim, VP Human Resources and Company Secretary, and Mr. Kirshenboim's spouse.

          [_] For               [_] Against         [_] Abstain

          Do you have a personal interest in the transaction underlying this
          Item 5? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

          [_] Yes               [_] No

     6. To approve the grant of 5,000 stock options to Mr. Jacob Engel, a director of the Company, its Chairman of the Board and a holder of approximately 19.8% of its outstanding share capital, assuming the exercise of any option granted to him, including options granted which are subject to shareholders' approval, whether or not exercisable within 60 days.

          [_] For               [_] Against         [_] Abstain

          Do you have a personal interest in the transaction underlying this
          Item 6? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

          [_] Yes               [_] No

     7. To approve the renewal and extension of the existing Directors and Officers Liability Insurance policy, insuring the Company's directors and officers against liability resulting from their position with the Company and to authorize the renewal and extension thereof from time to time.

          [_] For               [_] Against         [_] Abstain

          Do you have a personal interest in the transaction underlying this
          Item 7? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

          [_] Yes               [_] No

     8. To approve the amendment to the provisions of the Company's Articles of Associations.

          [_] For               [_] Against         [_] Abstain

          Do you have a personal interest in the transaction underlying this
          Item 8? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

          [_] Yes               [_] No

     9. To approve a revised indemnification undertaking towards the Company's directors and officers.

          [_] For               [_] Against         [_] Abstain

          Do you have a personal interest in the transaction underlying this
          Item 9? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

          [_] Yes               [_] No

     10. Any other matter which may properly be brought before the meeting or any adjournment thereof.

          [_] For               [_] Against         [_] Abstain

          Unless otherwise specified, this proxy will be voted in favor of Proposals 1-10.



                                              Signature:________________________
                                              Date: